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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Road, Suite 625
(No. and Street)

Charlotte (City) North Carolina (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory M. LeNeave 704-552-9212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Avenue, Suite 1000, Charlotte, North Carolina 28204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA
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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires 7-7-2014

JANIS S HARRIS NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON LENEAVE & CO.

Contents

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Auditors

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2009 and 2008 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 21, 2010

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 180,453	$ 99,040
Accounts receivable, net	14,281	1,527
Prepaid expenses and other assets	15,046	25,448
Total assets	$ 209,780	$ 126,015

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	81,066	66
Retained earnings	128,714	125,949
Total stockholders' equity	$ 209,780	$ 126,015

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Income

	Year ended December 31, 2009	Year ended December 31, 2008
Revenues		
Success fees	$ 175,000	$ 470,000
Advisory fees	280,980	183,093
Other income, net	3,938	2,069
Total revenues	459,918	655,162
Expenses		
Compensation and benefits	278,764	453,352
Contract services	1,037	3,019
Rent	65,563	62,954
Insurance	1,691	1,335
Professional fees	21,361	9,850
Payroll taxes	18,790	21,459
Bad debt expense	-	15,072
Advertising	1,613	2,524
Health Savings	10,950	6,350
Training	4,525	9,170
Travel Expenses	14,043	25,401
Taxes and Licenses	2,750	6,650
Office Expenses	9,304	12,068
Dues and Subscriptions	4,294	5,265
Telephone and Cable	15,890	13,140
Other operating expenses	6,578	7,531
Total expenses	457,153	655,140
Net income	$ 2,765	$ 22

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2008	$ 66	$ 281,183	$ 281,249
Net income	-	22	22
Distributions to stockholder	-	(155,256)	(155,256)
Balance, December 31, 2008	66	125,949	126,015
Net income	-	2,765	2,765
Issuance of common stock	81,000	-	81,000
Balance, December 31, 2009	$ 81,066	$ 128,714	$ 209,780

See notes to financial statements.

ANDERSON LENEAVE & CO.

Statements of Cash Flows

	Year ended December 31, 2009	Year ended December 31, 2008
Cash flows from operating activities		
Net income	$ 2,765	$ 22
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables	(12,754)	(20)
Decrease in prepaid expenses and other assets	10,402	38
Net cash provided by operating activities	413	40
Cash flows from financing activities		
Issuance of common stock	81,000	-
Distributions to stockholder	-	(155,256)
Net cash provided (used) in financing activities	81,000	(155,256)
Net increase (decrease) in cash and cash equivalents	81,413	(155,216)
Cash and cash equivalents at beginning of year	99,040	254,256
Cash and cash equivalents at end of year	$ 180,453	$ 99,040

See notes to financial statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2009 and $15,072 in bad debt expense was incurred in 2008. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2009 and 2008.

Property and equipment

The Company capitalizes all major expenditures according to accounting principles generally accepted in the United States of America. The Company's policy is to expense fixed asset purchases under $3,000. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years. At December 31, 2009 and 2008, all property and equipment had been fully depreciated.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the effect of the guidance provided by U S Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective this year. Management has evaluated all other tax positions that could have a significant affect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2009.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation with no effect on net income or stockholders' equity.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 - Property and equipment

Property and equipment at December 31, consists of the following:

	2009	2008
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report and as of December 31, were as follows:

	2009	2008
Net capital	$180,453	$99,040
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

Note 5 - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan ("the Plan").

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $-0- and $27,500 to the Plan for the years ended December 31, 2009 and 2008, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 7 - Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2009 or 2008. The Company did not incur interest expense in 2009 or 2008.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2009 and 2008

Note 8 - Operating lease

The Company leases its office space under a 5-year non-cancelable operating lease, which expires in March 2011.

Future minimum lease payments at December 31, 2009 are as follows:

Year	Amount
2010	$65,727
2011	$17,380

Lease expense was $65,563 and $62,954 for the years ended December 31, 2009 and 2008, respectively.

Note 9 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a financial institution in the United States. In October and November 2008 the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. The Company from time to time may carry amounts on deposit in excess of the insured limits.

Note 10 – SIPC supplemental report

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009 SIPC members that have net operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) due to net operating revenue being less than $500,000.

Note 11 – Subsequent events

Subsequent events have been evaluated through January 13, 2009, which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors
on Accompanying Information

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

We have audited the accompanying financial statements of Anderson LeNeave & Co. as of and for the years ended December 31, 2009 and 2008, and have issued our report thereon dated January 21, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 21, 2010

Schedule 1

ANDERSON LENEAVE & CO.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2009	Year Ended December 31, 2008
Stockholder's equity	$ 209,780	$ 126,015
Less:		
Other nonallowable assets	29,327	26,975
Net capital adjustments	29,327	26,975
Net capital	$ 180,453	$ 99,040
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarters ended December 31, 2009 and 2008.

Schedule 2

ANDERSON LENEAVE & CO.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2009 and 2008

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") for the years ended December 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 9 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 2134 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 21, 2010

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2009 and 2008